UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)

WESTAFF, INC.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

957070105

(CUSIP Number)

Sorensen Trust
D. Stephen Sorensen
3820 State Street
Santa Barbara, CA 93105
(805) 882-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, DE 19899-0636
(302) 651-3000

January 28, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032681108
1		Name of Reporting Persons Sorensen Trust
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) PF
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 10,295,599
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,032,903
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,295,599
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 61.66%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 032681108
1		Name of Reporting Persons D. Stephen Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 10,295,599
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,032,903
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,295,599
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 61.66%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 032681108
1		Name of Reporting Persons Shannon P. Sorensen
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 10,295,599
	9	Sole Dispositive Power
	10	Shared Dispositive Power 2,032,903
11		Aggregate Amount Beneficially Owned by Each Reporting Person 10,295,599
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 61.66%
14		Type of Reporting Person (See Instructions) IN

CUSIP No. 032681108
1		Name of Reporting Persons Koosharem Corporation
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 
6		Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 8,262,696
	9	Sole Dispositive Power
	10	Shared Dispositive Power
11		Aggregate Amount Beneficially Owned by Each Reporting Person 8,262,696
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 49.49%
14		Type of Reporting Person (See Instructions) CO

Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by the Sorensen Trust, D. Stephen Sorensen and Shannon P Sorensen on October 27, 2008, and amended by Amendment No. 1 thereto filed with the SEC on November 18, 2008, and by Amendment No. 2 thereto filed with the SEC on December 29, 2008 (the “Original Schedule 13D” and, with Amendment No. 3, collectively, the “Schedule 13D”).  This Amendment No. 3 amends the Original Schedule 13D to add Koosharem Corporation and relates to common shares, par value $0.01 per share (the “Common Shares”), of Westaff, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 298 North Wiget Lane, Walnut Creek, California  94598-2453.  Except as specifically amended by this Amendment No. 3, items in the Original Schedule 13D are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Original Schedule 13D.

Item 1.  Security and Issuer

There is no change to Item 1 of the Original Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

This Schedule 13D is being filed jointly by the Sorensen Trust, Koosharem Corporation, D. Stephen Sorensen (“Mr. Sorensen”), an individual, and Shannon P. Sorensen, an individual (“Mrs. Sorensen” and, together with the Sorensen Trust, Koosharem Corporation and Mr. Sorensen, the “Reporting Persons,” and each a “Reporting Person”).  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.  The principal business address of each of the Reporting Persons is 3280 State Street, Santa Barbara, California 93105.

The Sorensen Trust is a California trust.  Koosharem Corporation is a California Corporation.  Mr. and Mrs. Sorensen, both individuals, are the settlors and sole trustees of the Sorensen Trust.  Mr. and Mrs. Sorensen are citizens of the United States of America.

The Sorensen Trust holds 94% of the issued and outstanding equity interests in Koosharem Corporation.  Koosharem Corporation (which does business as the “Select Family of Staffing Companies” which include “SelectRemedy” and “Select Staffing”) is a national staffing industry leader, with annual sales of nearly $1.5 billion and serving more than 10,000 customers in 35 states from over 300 offices.  Founded in Santa Barbara, California in 1985, Koosharem Corporation offers premier workforce management services, including recruiting and screening professional job candidates, payroll and time attendance management, on-site supervision, proactive safety programs, and specialty staffing solutions, to a wide variety of client companies, including manufacturing, industrial, clerical, administrative, accounting, finance, information technology and professional services.

The directors and executive officers of Koosharem Corporation are set forth on Schedule I attached hereto, which sets forth the following information with respect to each such individual: (i) name; (ii) business address (or residence address where indicated); (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and (iv) citizenship.

 During the past five years, none of the Reporting Persons or other individuals identified in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by replacing it in its entirety with the following:

The Sorensen Trust used its personal funds to acquire the 2,032,903 Common Shares reported on this Schedule 13D that are owned directly by the Sorensen Trust.  The aggregate cost of purchasing such shares (excluding brokerage commissions, if any) was $682,802.57.

Pursuant to the Purchase Agreement, Koosharem Corporation has committed to purchase 8,262,696 Common Shares currently owned by DelStaff, LLC (“DelStaff”) for first lien debt of Koosharem Corporation bearing a face amount of $40 million, subject to the satisfaction of the conditions therein.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by deleting the final paragraph of Item 4 and adding the following at the end of Item 4:

On January 28, 2009, Koosharem Corporation entered into an Agreement and Plan of Merger, (the “Merger Agreement”), with the Issuer and Select Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Koosharem Corporation (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly-owned subsidiary of Koosharem Corporation (the “Merger”).  Holders of Common Shares other than DelStaff will receive $1.25 per share in cash in the Merger.

As a condition of Koosharem Corporation and Merger Sub entering into the Merger Agreement, and in consideration thereof, DelStaff entered into a Stock & Note Purchase Agreement, dated as of January 28, 2009, with Koosharem Corporation (the “Purchase Agreement”), pursuant to which, and subject to the terms and conditions thereof, immediately prior to the Merger, DelStaff will sell to Koosharem Corporation all of the Common Shares that it holds (8,262,696 shares, representing approximately 49.49% of the outstanding Common Shares) together with approximately $2.7 million in outstanding subordinated loans previously advanced from DelStaff to the Issuer in exchange for first lien debt of Koosharem bearing a face amount of approximately $43 million.  Pursuant to the Purchase Agreement, DelStaff has also agreed to vote the Common Shares it owns in favor of the Merger and, subject to certain limitations, against any alternative transaction proposal.  In addition, DelStaff is prohibited from transferring the Common Shares it owns in any way that would result in DelStaff’s inability to vote its Common Shares in accordance with the Purchase Agreement.  One of the conditions to consummation of the Purchase Agreement is that the conditions to the Merger Agreement have been satisfied.

Consummation of the Merger is subject to the approval of the holders of at least 51% of the Common Shares outstanding, completion of Koosharem Corporation’s planned financing and certain other conditions.  The Merger Agreement provides that the Common Shares will be delisted from The Nasdaq Stock Market after the consummation of the Merger.

Except as set forth in this Schedule 13D, the Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The foregoing summary of certain provision of the Merger Agreement and the Purchase Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer

There is no change to Item 5 of the Original Schedule 13D except that sub-items (a) and (b) are hereby amended by replacing them in their entirety with the following:

(a) According to the Issuer’s quarterly report for the period ended July 12, 2008, as of August 25, 2008, 16,697,010 Common Shares were outstanding.  Including both (i) Common Shares that DelStaff has agreed to vote in accordance with the voting provisions of the Purchase Agreement and (ii) the Common Shares held directly by the Sorensen Trust, Mr. Sorensen, Mrs. Sorensen and the Sorensen Trust may each be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934) of 10,295,599 Common Shares, which represent approximately 61.66% of the Common Shares outstanding.  Koosharem Corporation may be deemed to have beneficial ownership of 8,262,696 Common Shares, which represent approximately 49.49% of the Common Shares outstanding, the Common Shares held by DelStaff it has agreed to vote in favor of the Merger in accordance with the Purchase Agreement.

(b) The Sorensen Trust, Mr. Sorensen and Mrs. Sorensen have the shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 2,032,903 Common Shares beneficially owned by them.  With respect to the 8,262,696 Common Shares held by DelStaff, the Reporting Persons are not entitled to any rights of a stockholder of the Issuer, and none of the Reporting Persons has (i) sole power to vote or direct the vote of or (ii) sole or shared power to dispose or direct the disposition of such Common Shares.  Each of the Reporting Persons expressly disclaims any beneficial ownership of any of the Common Shares held by DelStaff.  Other than as set forth above, neither any Reporting Person nor any subsidiary of any Reporting Person, nor, to the knowledge of any Reporting Person, any of the individuals referred to in Schedule I, beneficially owns any Class A Common Stock as to which it has the sole or shared power to vote or to direct the vote or has the sole or shared power to dispose or to direct the disposition of such shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There is no change to Item 6 of the Original Schedule 13D.

Item 7.  Material to be Filed as Exhibits

99.1.	Joint Filing Agreement, dated January 30, 2009, by and among the Sorensen Trust, D. Stephen Sorensen, Shannon P. Sorensen and Koosharem Corporation.

99.2.	Agreement and Plan of Merger, dated as of January 28, 2009, by and among Koosharem Corporation, Select merger Sub Inc. and Westaff, Inc.

99.3	Stock & Note Purchase Agreement, dated as of January 28, 2009, by and between Koosharem Corporation and DelStaff, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 2, 2009

SORENSEN TRUST
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen Trustee /s/ Shannon P. Sorensen
Shannon P. Sorensen Trustee

/s/ D. Stephen Sorensen
D. STEPHEN SORENSEN

/s/ Shannon P. Sorensen
SHANNON P. SORENSEN
KOOSHAREM CORPORATION
By:	/s/ D. Stephen Sorensen
D. Stephen Sorensen Chief Executive Officer

Schedule I

The name and present principal occupation of each of the executive officers and directors of Koosharem Corporation are set forth below.  Except for Herb Biggers, each of these persons is a United States citizen and has as its business address 3820 State Street, Santa Barbara, California 93105.  Herb Biggers is a United States citizen and has as his business address 7924 Ivanhoe Avenue, #11, La Jolla, California 92037.

Name	Position with Reporting Person	Principal Occupation
D. Stephen Sorensen	Chairman of the Board of Directors and Chief Executive Officer	Chairman of the Board of Directors and Chief Executive Officer
Shannon P. Sorensen	Member of the Board of Directors	Member of the Board of Directors
Herb Biggers	Member of the Board of Directors	Chairman of H2O Capital LLC
Paul J. Sorensen	President	President
Stephen M. Biersmith	Vice President and General Counsel	Vice President and General Counsel
Jeff Mitchell	Chief Financial Officer	Chief Financial Officer